November 5, 2009

Mr. John Nolan
Senior Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Via EDGAR

Re:      BOK Financial Corporation
         Form 10-K for the Fiscal Year ended December 31, 2008 Form 10-Q for the Quarterly Period ended March 31, 2009 Form 10-Q for the Quarterly Period ended June 30, 2009 File No. 0-19341

Dear Mr. Nolan:

This letter is submitted by BOK Financial Corporation ("the Company") in response to comments received from the Securities and Exchange Commission staff in a letter dated October 27, 2009 regarding the Company's filings referenced above. We appreciate the staff's efforts to assist our compliance with applicable disclosure requirements and to enhance disclosure in our filings.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements

Notes to the Consolidated Financial Statements

General

Comment No. 1

Please revise your future quarterly filings to provide the disclosure required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Beginning with Form 10-Q for the Quarterly Period Ended September 30, 2009 filed on October 30, 2009, the Company provided disclosure of the total recorded investment in the impaired loans at the end of each period for which a statement of financial position is presented, the amount of that recorded investment for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with SFAS 114.
Please reference Note (4) Impaired Loan on page 21 of Form 10-Q for the Quarterly Period Ended September 30, 2009.

Note (2) Securities, page 17

Comment No. 2

Please expand future filings to provide the disclosures of total other-than-temporary impairment recognized in accumulated other comprehensive income by major security type as of each date for which a statement of financial positions is presented pursuant to amended paragraph 19 of SFAS 115.

Beginning with Form 10-Q for the Quarterly Period Ended September 30, 2009 filed on October 30, 2009, the Company provided additional column headings to the securities tables to clarify that unrealized gains and losses for held to maturity securities were not included in other comprehensive income ("OCI") and that unrealized gains and losses for available for sale securities are included in OCI. Additionally, a separate column was added for unrealized loss related to securities for which other-than-temporary impairment has been recorded in OCI by major security type and for each balance sheet date presented pursuant to amended paragraph 19 of SFAS 115.

Please reference Note (2) Securities on pages 12-13 of Form 10-Q for the Quarterly Period Ended September 30, 2009.

Note (10) Fair Value Measurements, pages 25-27

Comment No. 3

Please expand the disclosures in future filings to ensure that you provide all of the information required by SFAS 157 paragraphs 32 and 33.

Beginning with Form 10-Q for the Quarterly Period Ended September 30, 2009 filed on October 30, 2009, the Company provided additional disclosure of inputs utilized in developing fair value measurements of certain securities utilizing significant unobservable inputs which are primarily based on interest rate spreads on comparable securities of similar duration and credit rating as determined by the nationally recognized rating agencies, adjusted for trading volume. A reconciliation of the beginning and ending balances of fair value measurement using significant unobservable inputs was included. The Company also supplemented the disclosure of fair value measurements on a non-recurring basis during the period related to impaired loans and real estate and other repossessed assets, based on comparison of completed sales of similar assets.

Please reference Note (12) Fair Value Measurements on pages 29-30 of Form 10-Q for the Quarterly Period Ended September 30, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Loans Charged Off, page 60

Comment No. 4

The staff notes that the company had non-accruing commercial energy loans in the amount of $47 m related to SemGroup Energy Partners, LP. The disclosure states that this amount represents one-third of the company's pre-bankruptcy amounts due from SemGroup. Please tell us how the company determined the amount of non-accrual loans as well as the provisioning and charge-offs to date related to these loans.

The Company is in the process of compiling the information requested in this comment and will respond by November 16, 2009.

                               * * * * * * * * * *

We appreciate your continued efforts in assisting the Company with compliance with applicable disclosure requirements and enhancement of disclosure in our filings. Please confirm that you have no additional questions or comments with regards to our response letter dated May 29, 2009 to your previous comment letter dated April 30, 2009. Please contact me at 918-588-8673 if I can be of further assistance.

Sincerely,

BOK Financial Corporation


-----------------------
John C. Morrow
Senior Vice President,
Chief Accounting Officer

cc:      Steven E. Nell, BOK Financial Corporation
         Tamara Wagman, Dorwart Lawyers
         Robert Kimbro, Ernst & Young